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                            UNITED STATES              -------------------------
                  SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                        Washington, D.C. 20549         -------------------------
                                                       OMB Number 3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       -------------------------
                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)



                           PROTEIN DESIGN LABS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                         Common Stock, $0.01 Par Value
                   -----------------------------------------
                        (Title of Class of Securities)




                                  74369L-10-3
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                Page 1 of 4 pages
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CUSIP NO. 74369L-10-3              SCHEDULE 13G        PAGE   2   OF   4  PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Laurence Jay Korn
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    841,882*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   841,882*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               880,150*
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               841,882
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               5.36%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                               IN
          ---------------------------------------------------------------------
          * See Item 4

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   4   PAGES
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                                                        Page  3   of  4   Pages
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Item 1(a).   Name of Issuer:

                 Protein Design Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                 2375 Garcia Avenue
                 Mountain View, CA 94043

Item 2(a)   Name of Person Filing:

                 Laurence Jay Korn

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                 Protein Design Labs
                 2375 Garcia Avenue
                 Mountain View, CA 94043

Item 2(c)   Citizenship:

                 The filing person is a citizen of the United States of America

Item 2(d)   Title of Class of Securities:

                 Common Stock, $.01 par value

Item 2(e)   CUSIP Number:

                 74369L-10-3

Item 3.     Type of Person:

                 Not Applicable

Item 4.  Ownership (at December 31, 1996):

      (a)   Amount owned "beneficially" within the meaning of rule 13d-3:
            841,882 shares; includes 181,250 shares which are subject to purchase within 60 days pursuant to the exercise of stock options. Does not include 12,067 shares held as the separate property of the spouse of the reporting person. Reporting person disclaims beneficial ownership of such 12,067 shares. See also Item 4(c).

      (b) Percent of Class: 5.36%, based on the total number of shares outstanding on December 31, 1996.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 841,882 shares

            (ii)  shared power to vote or to direct the vote: None(1)

            (iii) sole power to dispose or to direct the disposition of:
                  841,882 shares

            (iv)  shared power to dispose or to direct the disposition of:
                  880,150(1)(2)

        (1) 12,067 shares are held as the separate property of the spouse of the reporting person, and reporting person disclaims beneficial ownership of such shares.

        (2) Reporting person shares the power to dispose or to direct the disposition of 880,150 shares owned beneficially by Dr. Cary L. Queen, a separate reporting person. Reporting person disclaims beneficial ownership of the shares owned beneficially by Dr. Queen.


Item 5. Ownership of Five Percent or Less of a Class:

                 Not Applicable
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                                                        Page  4   of  4   Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                Not Applicable


Item 8.  Identification and Classification of Members of the Group:

                See Item 4(c)(iv) Note (2).



Item 9.  Notice of Dissolution of Group:

                Not Applicable


Item 10. Certification: Not Applicable




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2-12-97                           /s/ LAURENCE JAY KORN
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